NO ACT

PE
12-6-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

12028289

DIVISION OF
CORPORATION FINANCE

Received SEC

DEC 21 2012

Washington, DC 20549

December 21, 201

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12/21/12

Stuart S. Moskowitz
International Business Machines Corporation
smoskowi@us.ibm.com

Re: International Business Machines Corporation
Incoming letter dated December 6, 2012

Dear Mr. Moskowitz:

This is in response to your letter dated December 6, 2012 concerning the shareholder proposal submitted to IBM by Peter W. Lindner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

December 21, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated December 6, 2012

The proposal relates to electronically stored information and other matters.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(e)(2) because IBM received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

IBM®

RECEIVED
2012 NOV 10 PM 12: 18
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

International Business Machines Corporation
Corporate Law Department
One New Orchard Road, Mail Stop 327
Armonk, New York 10504

December 6, 2012

Rule 14a-8(e)(2)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Subject: 2013 IBM Proxy Statement
Stockholder Proposal from Mr. Peter W. Lindner

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with a stockholder proposal dated November 21, 2012 from Mr. Peter Lindner (the "Proponent"), relating to electronically stored information ("the Proposal"). A copy of a nine (9) page submission including the Proposal is attached as **Exhibit A** hereto.

The Proposal, which was sent via fax to the undersigned, was received on November 21, 2012. The Proposal can be omitted from the proxy materials for IBM's annual meeting of stockholders expected to be held on April 30, 2013 (the "2013 Annual Meeting") for the reasons set forth below. To the extent the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York. In accordance with Rule 14a-8(j), this letter is being filed with the Staff not later than 80 days before IBM files its definitive 2013 proxy materials with the Commission.

Basis for Exclusion

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(e)(2) BECAUSE OF ITS UNTIMELY RECEIPT.

Background

With respect to a proposal submitted for a regularly scheduled annual meeting, Rule 14a-8(e)(2) provides that it must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting.[1] The Company's proxy statement for its 2012 annual meeting was dated and released on March 12, 2012 **(Exhibit B).** Pursuant to Rule 14a-8(e)(1), the deadline for the receipt of proposals for the 2013 Annual Meeting was calculated and set forth in the 2012 proxy statement as November 12, 2012. In this connection, Frequently Asked Question #22 on page 78 of the Company's 2012 proxy statement provides, in pertinent part:

> 22. ***How do I submit a proposal for inclusion in IBM's 2013 proxy material?***
>
> Stockholder proposals may be submitted for IBM's 2013 proxy material after the 2012 meeting and must be received at our corporate headquarters no later than November 12, 2012.

(Exhibit C).

In the instant case, the Proposal was not received until November 21, 2012, nine (9) days after the deadline.

Analysis

The Staff has strictly enforced the deadline for the submission of proposals, and concurred with the exclusion of many stockholder proposals pursuant to Rule 14a-8(e)(2) on the basis that those proposals were received at the company's principal executive offices after the deadline for submitting shareholder proposals. Moreover, the Staff has also consistently concurred with requests to omit a proposal even when it is received only one day late. Verizon Communications Inc. (January 7, 2011) (concurring in the exclusion of a proposal received one day after the submission deadline); Smithfield Foods, Inc. (June 4, 2007); International Business Machines Corporation (December 5, 2006); Hewlett-Packard Company (January 24, 2003); Dillard Department Stores, Inc. (March 13, 2001); Hewlett-Packard Company (November 9, 1999); Chevron Corporation (February 10, 1998); Norfolk Southern Corp. (February 23, 1998); see Snap-on Incorporated (February 22, 2006)(2 days late); The McGraw-Hill Companies, Inc. (January 22, 2002)(proposal dated before the deadline

---

[1]Rule 14a-8(e)(2) provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the calendar day of the prior year's meeting. The Company's 2012 Annual Meeting was held on April 24, 2012, and, in accordance with our by-laws, the Company's 2013 Annual Meeting is expected to be held on the last Tuesday in April, which is April 30, 2013. Since the day of the 2013 meeting is within 30 calendar days of the calendar day of the 2012 meeting, the deadline for stockholder proposals properly remains November 12, 2012, as set forth in the Company's 2012 proxy statement.

but not received until after the deadline excluded); Pitney Bowes Inc. (January 9, 2002)(to same effect); Xerox Corporation (March 9, 2000)(3 days late). See generally Celebrate Express, Inc. (September 29, 2006); Torotel, Inc. (August 22, 2006); and The Procter & Gamble Company (August 14, 2006).

It is the Proponent's responsibility to submit the Proposal to the Company by the published deadline. Because this Proposal was received nine days late, it is subject to exclusion under Rule 14a-8(e)(2). *See* International Business Machines Corporation (January 30, 2012)(same proponent). A late submission under Rule 14a-8(e)(2) is one of a number of defects specifically listed in Staff Legal Bulletin No. 14 that cannot be remedied. The Company has not provided the Proponent with the 14-day notice described in Rule 14a-8(f), because such notice is not required if a proposal's defects cannot be remedied.

Conclusion

The Company is hereby notifying the Staff of our intent to exclude the Proposal from our proxy materials under Rule 14a-8(e)(2). We hereby request confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from our 2013 Proxy Materials. We are also sending the Proponent a copy of this submission, and respectfully request that the Proponent copy the undersigned on any response it may choose to make to the Staff.

Thank you very much for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

copy, with exhibits, to:

Mr. Peter W. Lindner

Exhibit <u>A</u>

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

Inbound Fax to 8454913203, Stuart Moskowitz (Received)
IBM eMailfax to: Stuart Moskowitz 11/21/2012 02:45 PM
Default custom expiration date: 11/21/2013

History: This message has been forwarded.

1 attachment

r5837686.tif

Status: Received
Time: Wednesday, November 21, 2012 2:45 PM
Pages: 9

Receiver's Name: Stuart Moskowitz
Receiver's ID: stumoskowiar
Calling Fax Machine ID: 2129799647
Job ID: 5837686

Caption:

Notes:

Mr. Lindner's Shareholder Proposal on Truth Commission and EEOC
For IBM's Annual Shareholder Meeting April 2013
Wednesday, November 21, 2012 2:27 PM
Via fax: 845-491-3203

Peter T. Barbur, Esq. of Cravath Swaine pbarbur@cravath.com
Stuart Moskowitz, Esq.
c/o Andrew Bonzani, Vice President, Assistant General Counsel & Assistant Secretary of IBM
IBM
Corporate HQ
Armonk, NY
RE: Shareholder Proposal of Peter Lindner

Proposals

Firstly: Mr. Moskowitz sent me paper documents for the Shareholder Proposal, which I can NOT find, and I specifically requested ESI. If you as IBM cannot do that, then clearly you are playing games to frustrate this submission.

This Shareholder Proposal concerns discrimination, a socially important issue:

> The proposal that IBM comply with ESI (electronically stored information) as required by FRCP 26 of Dec2006, especially for discrimination cases that involve the Equal Employment Opportunities Commission ("EEOC"). This proposal is attached and is under 500 words using MS Word to count including footnotes, but not including the title.

Here is screen print proof of that:


IBM Shareholder Proposal ver a for Apr 2013 of Mr. Lindner on EEOC giving ESI.doc - Microsoft Word
This proposal is to enable compliance with EEOC (Equal Employment Opportunity
Commission) rules to combat the socially important goal of non-discrimination with computer
Rights Laws. This
cally stored information)
IBM shall make no
formation (ESI) to any
Court or arbitration in
Just as IBM is a leader
egal to do so in some US
States, so too IBM shoul
der in providing what it
does best: electronically
such matter. Giving
those employees (which
employees) computer
searchable data allows
Mr. Lindner knows
from experience in his
Bob Vanderheyden, et al.
that he was NOT given
a critical file was
intentionally omitted.
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Statistics:
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IBM as a leader in data processing for over 100 years, should strictly obey evidentiary rules in
discrimination cases with regard to providing electronically stored information (ESI) to Plaintiffs
as is required by the revised Federal Rules of Civil Procedure (FRCP) 26, and for example, as
required in discrimination cases by the Southern District of New York (SDNY) of October 11,
2007, which specifies the personnel records. These documents should be searchable (in "native"
format) rather than fax copies that cannot be searched. This especially should apply to all cases
at IBM involving the EEOC, since that involves discrimination.
Page 6 Sec 1 6/8 At 0.8" Ln 3 Col 1
2:32 PM
Wednesday
11/21/2012

I also hereby declare myself as a candidate for the IBM Board of Directors, and wish to have my name appear on the IBM Proxy along with my shareholder proposal(s) on the April 2011 Proxy.

The ESI for EEOC proposal would give IBM compliance under FRCP 26 (Federal Rules of Civil Procedure, as amended December 2006) to "employees", who usually are filing for cases of discrimination, either under various statutes, such as OWBPA (Older Worker Benefit Protection Act) and Title VII of the Civil Rights Act of 1964. The term "employees" encompasses both current and former employees, as per the ruling[1] of the US Supreme Court in 1997.

Details:

Firstly, IBM as a leader in data processing for over 100 years, should strictly obey evidentiary rules in discrimination cases with regard to providing electronically stored information (ESI) to Plaintiffs as is

---

[1] There are many references to this decision, including:

> "SUPREME COURT HOLDS EX-EMPLOYEES PROTECTED BY TITLE VII
> On February 18, 1997, the Supreme Court ruled that while the term "employees" in sec-tion 704(a) of Title VII of the Civil Rights Act of 1964 is ambiguous as to whether it includes former employees, "[I]t being more consistent with the broader context of Title VII and the pri-mary purpose of section 704(a), we hold that former employees are included within section 704(a)'s coverage." The unanimous decision was written by Justice Clarence Thomas, Robinson v. Shell Oil Co., No. 95-1376. The holding revers ed the decision of the Fourth Circuit sitting en banc."
> http://www.civilrights.org/monitor/vol9_no1/art3p1.html

required by the revised Federal Rules of Civil Procedure[2] (FRCP) 26, and for example, as required in discrimination cases by the Southern District of New York (SDNY) of October 11, 2007, which specifies the personnel records. These documents should be searchable (in "native" format) rather than fax copies that cannot be searched. This especially should apply to all cases at IBM involving the EEOC (Equal Employment Opportunity Commission), since that involves discrimination.

Background

Mr. Peter Lindner was in a class-action suit on age-discrimination entitled Syverson v IBM Case No. C 03-04529 RMW and 461 F.3d 1147 (in California) that "has been resolved."

Mr. Lindner was allegedly also wronged by IBM in getting a job with a vendor, which became *Lindner v IBM, et al* 06 cv 4751 SDNY. The full name of the case is *Peter W. Lindner, Plaintiff v International Business Machines Corporation, Robert Vanderheyden, Heather Christo Higgins, John Doe #1, And John Doe #2, Defendants* 06 Civ. 4751 (RJS) (DFE).

However IBM refused to "Produce the 'personnel records' concerning the plaintiff as defined"[3] by the SDNY. Moreover, IBM turned over documents that were fax copies, and thus not searchable by Personal Computers (PCs) in an attempt to make it difficult to access the information. IBM also alleged (wrongly) to federal judge on June 5, 2009 that all ESI had been turned over when it was not:

> **II. Plaintiff's Letter Motion to Compel Electronic Discovery**
>
> Plaintiff also seeks to compel Defendants to produce unspecified electronically stored information in metadata format. Plaintiff's suggestion that Defendants have failed to provide electronically stored information is disingenuous as Defendants advised Plaintiff via letter on February 20, 2009 that in responding to discovery requests, Defendants searched for hard copy and electronically stored records that are responsive and produced any and all such records.

When Mr. Lindner pointed out on June 15, 2009 an email sent by IBM (specifically by IBM'er Ron Janik) indicating that the prospective employer Wunderman had asked for a reference on Mr. Lindner, and that this relevant email was not turned over, IBM did not produce the relevant documents, nor did IBM explain how this email (from Janik) was overlooked, nor did IBM notify the Judge that IBM erroneously sworn that IBM had turned over all relevant ESI.

---

[2] The SDNY refers to FRCP 26, 33 and 34, with FRCP 26 entitled "Duty to Disclose; General Provisions Governing Discovery". Although the text is somewhat dense and tough to read / understand, the concept is that computer data (electronically stored information, email, Microsoft Word files, Excel spreadsheets) should be given to the opponent prior to the opponent asking for them. Moreover, if some documents are covered by Attorney-Client privilege, a list of such documents should be given to the adversary, with the reasons for being "privileged" or exempt from disclosure, stating plainly without compromising their privileged information what the nature of the confidential information is. http://www.law.cornell.edu/rules/frcp/Rule26.htm

[3] http://www1.nysd.uscourts.gov/cases/show.php?db=forms&id=67
Also: ESI documents are referred to in "Order To Prepare Civil Case Management Plan" which talks about

> "4. any issues relating to discovery of electronically stored information, including the costs of production and the form(s) in which such discovery should be produced."

A complete set of forms is at:
http://www1.nysd.uscourts.gov/forms.php

It is worth noting that the presiding Judge in the case, USDJ Sullivan, may have violated the law by threatening Mr. Lindner with Contempt of Court for reporting a possible crime to a federal law enforcement officer. Mr. Lindner asserts that USDJ Sullivan did knowingly keep in place an OSC (Order to Show Cause) why Mr. Lindner should not be held in Contempt of Court, which amounted to USDJ Sullivan attempting to hinder or delay Mr. Lindner from reporting a possible crime to the US Marshal of IBM's alleged witness tampering and of delaying communications to the SDNY Chief Judge. This is an impeachable offense. Mr. Lindner has been contacted by the US Marshal as to whether he plans to threaten or harm USDJ Sullivan; the answer is quite simple: "No" – Mr. Lindner intends to use the Constitutionally protected and prescribed method to remove Judges who serve only upon their "good behavior": that is to say: USDJ Sullivan ought to be impeached by the US Senate for violating 18 USC §1512(b)(3) for His Honor's knowing attempt to hinder and delay Mr. Lindner in the conveniently public record of Pacer in a document Number 130 Filed Oct 8 2009 USDJ Sullivan order to show cause for sec 401 sanction contempt for communications to US Marshal includes letter to USM. USDJ Sullivan was alerted by Mr. Lindner of ORDER #130 being in and of itself a violation of 18 USC §1512(b)(3), at which point even a non-knowledgeable USDJ Sullivan would thus become "knowingly" violating the law by continuing said OSC. Federal Judges are powerful, and appointed for life. It is Mr. Lindner's contention that IBM secured USDJ Sullivan's cooperation in violation of federal laws, and that IBM was successful to hide its own violations of 18 USC §1512(b)(3) by conspiring with USDJ Sullivan, or through third parties.

It is worth noting that even in an adversarial process such is the Federal Court system, the two sides voluntarily turn over ESI **prior** to the start of discovery. In other words, IBM should not have waited for a specific notice to compel their production of electronically stored information, and in this case, did not even produce the computer searchable documents. Few people can match the power of a corporation, and IBM in particular. For IBM to make it difficult to use a computer to search records is opposite to the goal of IBM when it was founded over 100 years ago, and is contrary to the wishes of data processing experts everywhere.

IBM was aware that Mr. Lindner is gay (as well as having donated to Lesbian and Gay charities), was part of the IBM Gay and Lesbian Employee group and had come out to both his manager Tim Bohling and later his group leader Robert Vanderheyden. This is a matter of gay discrimination as well as age discrimination. Studies have shown that stock prices drop with age discrimination cases, so it makes economic sense as well as social justice to stop discrimination and obey the law fully. The "rules" on discovery are a "duty", and IBM should obey[4] the law rather than try to evade it. IBM should lead by example in providing electronically stored information – if IBM won't do it, who will?

Finally, Mr. Lindner brought this issue up to the US Second Circuit Court of Appeals, since IBM won on summary judgment in the lower court without having Mr. Lindner presenting his side. The Second Circuit curiously voided the appeal, even though allegations of misconduct and witness tampering (and violations of 18 USC §1512 and 18 USC §1512(b)(3) were alleged on 3 or more separate events in or about August 2009, October 2009, and August 2010). Specifically, Mr. Lindner alleged that IBM did tamper with witnesses in 06cv4751 by communicating to potential witnesses (IBM Vendors) in violation of 18 USC §1512(e), without the defendant's [IBM's] "sole intention was to encourage, induce, or cause the other person to testify truthfully":

[4] In the humorous situation comedy "Curb Your Enthusiasm" in the episode about a Native American contractor / gardener entitled "Wandering Bear," a nasty woman refuses to pay the fee for some work done, and then she insults the gardener who says: "There's no need to say that, you're a better person than that." (The various people who know her in the background say: "No, she's not.") So, as the US Supreme Court said that a corporation is like a person (in *Citizens United versus Federal Election Commission*, January 21, 2010), then IBM should be a better person / corporation than that.

"**(e)** In a prosecution for an offense under this section, it is an affirmative defense, as to which the defendant has the burden of proof by a preponderance of the evidence, that the conduct consisted solely of lawful conduct and that the defendant's sole intention was to encourage, induce, or cause the other person to testify truthfully. "
[TITLE 18 > PART I > CHAPTER 73 > § 1512. Tampering with a witness, victim, or an informant]
http://www.law.cornell.edu/uscode/18/usc_sec_18_00001512----000-.html

IBM's CEO Sam Palmisano evades/avoids answering direct question in April 2010

In the April 27, 2010 Annual IBM Shareholders' Meeting in Milwaukee, Wisconsin, Mr. Lindner asked CEO Sam Palmisano point blank about the legal requirement of releasing information in ESI format, and Mr. Palmisano claimed he was not aware of the law – since he's not a lawyer. I noted to Mr. Palmisano that the gentleman next to him was a NY State Lawyer and the Secretary of the Corporation, and instead of getting Andrew Bonzani, Esq. VP in General Counsel's Office, to answer, Mr. Palmisano made fun that I mispronounced Mr. Bonzani's name, and then cut me off without letting me finish or without answering a simple straight forward question.

IBM refused to give me the video of that incident, and as best I can tell, refused to give me the official text / transcript of that information, which I requested in writing to IBM's lawyers, so that the Shareholders can see for themselves the disrespect Mr. Palmisano had for supplying such information to the Shareholders, and perhaps in violation of SEC rules for giving incomplete or misleading information as applied to sanctioned Corporate events, to wit: Shareholders Meetings.

The goal would be a trail blazing Code of Ethics that has ESI included in the rights of its employees, which is workable, and would not lead to some bad circumstances that the US has witnessed over the 1990's to the present in Fortune 500 Companies in general and perhaps in IBM.

Not to be too picky, but IBM's **[PDF]** is listed on Google as a "Scanned Document" and is not searchable. This document should be an ESI (electronically stored information) that is searchable, and not as a photo that cannot be readily checked. One more piece of obstructionism from IBM.

IBM Business Conduct Guidelines (195KB) - Scanned Document
http://www.ibm.com/investor/pdf/BCG2009.pdf

Sincerely yours,

Peter W. Lindner

PS: I am willing to work with IBM to refine, reduce, and streamline this in a spirit of cooperation, in case IBM finds it too long, cumbersome, failing to meet IBM or SEC requirements for Shareholder Proposals, or wish to be more succinct in wording this proposal. I also wish to work with IBM to have IBM implement this proposal on their own, without Shareholders voting, if IBM will so implement it in the next 12 months.

PPS: Mr. Lindner asserts as per IBM and SEC requirements that he owns more than $2,000 worth of IBM shares (perhaps $10,000 or more). As of 8/27/2010, Mr. Lindner has IBM Stock worth $6,508. IBM wrote to the SEC that I do not have enough shares, which is untrue, and should be supported by them, or qualified that they don't know the amount, or that they require stronger proof.

Text of Proposal 1: Enabling compliance with EEOC with computer searchable files

This proposal is to enable compliance with EEOC (Equal Employment Opportunity Commission) rules to combat the socially important goal of non-discrimination with computer searchable files, as indicated in NY Federal Courts and in NYC Human Rights Laws. This would apply the most generous laws from NYC in getting ESI (electronically stored information) to those who file against IBM for discrimination.

IBM shall make no impediments to turning over Electronically Stored Information (ESI) to any Court or arbitration in the USA.

Just as IBM is a leader in not discriminating against gays, when it was legal to do so in some US States, so too IBM should as the nation's biggest computer firm, be a leader in providing what it does best: electronically readable/searchable files to their employees in such matter. Giving those employees (which the US Supreme Court said includes the "former" employees) computer searchable data allows them to process it, instead of IBM just giving paper. Mr. Lindner knows from experience in his case 06cv3834 *Lindner v IBM, Heather Christo, Bob Vanderheyden, et al.* that he was NOT given computer readable files, and asserts moreover, that a critical file was intentionally omitted.

IBM as a leader in data processing for over 100 years, should strictly obey evidentiary rules in discrimination cases with regard to providing electronically stored information (ESI) to Plaintiffs as is required by the revised Federal Rules of Civil Procedure[5] (FRCP) 26, and for example, as required in discrimination cases by the Southern District of New York (SDNY) of October 11, 2007, which specifies the personnel records. These documents should be searchable (in "native" format) rather than fax copies that cannot be searched. This especially should apply to all cases at IBM involving the EEOC, since that involves discrimination.

[5] The SDNY refers to FRCP 26, 33 and 34, with FRCP 26 entitled "Duty to Disclose; General Provisions Governing Discovery". Although the text is somewhat dense and tough to read / understand, the concept is that computer data (electronically stored information, email, Microsoft Word files, Excel spreadsheets) should be given to the opponent prior to the opponent asking for them. Moreover, if some documents are covered by Attorney-Client privilege, a list of such documents should be given to the adversary, with the reasons for being "privileged" or exempt from disclosure, stating plainly without compromising their privileged information what the nature of the confidential information is. http://www.law.cornell.edu/rules/frcp/Rule26.htm

Statement Accompanying Proposal:

Required Information pursuant to IBM and SEC rules:

(i) (a) Brief description of business proposal.

In line with the laws and rules against employee **discrimination**, IBM shall enable compliance with EEOC (Equal Employment Opportunity Commission) rules to combat the socially important goal of non-discrimination with computer searchable files, which is IBM's core competency since 1890. As indicated in NY Federal Courts and in NYC Human Rights Laws. This would apply the most generous laws from NYC in getting ESI (electronically stored information) to those who file against IBM for discrimination. . This is especially with regard to EEOC (Equal Employment Opportunity Commission) cases and alleged discrimination by IBM.

(b) Reasons for bringing such business to the annual meeting.

Personal experience by Mr. Lindner of discrimination in violation of Title VII of the Civil Rights Act of 1964. This was indicated by several incidents, of which three are hereby mentioned:

(1) IBM had noted to The Court of the Southern District of NY that no ESI was relevant and missing, yet did not modify or produce an email which Mr. Lindner had from Ron Janik mentioning a job inquiry from Wunderman. According to FRCP 26 enacted in Dec2006, such email should have been turned over prior to discovery, and certainly during discovery, and it would be a violation of law to not turn it over under NY law (which applies in SDNY federal Court under SDNY Local Rules) NY Judiciary §487 "Intent to deceive the Court".

(2) IBM has not given Mr. Lindner any of the shareholder correspondence in computer readable format.

(3) IBM had alleged that Mr. Lindner had sexually harassed a female employee, whom Mr. Lindner then had to inform his manager that he was gay and was not sexually harassing her. It turned out that the woman was having an affair with her manager, and the jealous manager had caused this (allegedly false) report. This case went to SDNY, and should have been disclosed to Mr. Lindner during discovery, especially since it was alleged that Mr. Lindner's named adversary in the 06cv4751 lawsuit had also slept with her employee, who along with Mr. Lindner was reporting to her.

This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders. In other words, this matter affects Shareholders as well as being socially significant, as is indicated in SEC Rule 14(a)(8) on Shareholder Proposals:

> "proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."
> http://sec.gov/rules/final/34-40018.htm

(4) The ESI for EEOC cases be voted upon, which would give IBM compliance under FRCP 26 (as amended December 2006) to "employees", who usually are filing for cases of discrimination, either under various statutes, such as OWBPA (Older Worker Benefit Protection Act) and Title VII of the Civil Rights Act of 1964. Mr. Lindner asked Sam Palmisano at the April 2010 Shareholder Meeting whether

IBM was meeting the legal requirements FRCP 26 revised in 2006, and Mr. Palmisano dodged the question (saying he was not a lawyer), and then when Mr. Lindner pointed out that Mr. Andrew Bonzani, Secretary of the Corporation, next to him on the stage was a lawyer, Sam refused to answer, and went on to some other Shareholders.

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: about $3,000 to $10,000 (20 to 100) shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by IBM employees' breach of Federal and NY State laws on ESI and failure to redress these complaints even after it was pointed out to them.

(v) Rule 14a-8(b) declaration

Mr. Lindner solemnly states that he intends to hold IBM company stock through the date of the shareholder meeting, and well beyond that for a decade to come.

(vi) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

Signed:

Peter Lindner November 21, 2012 NYC, NY

Exhibit <u>B</u>

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

IBM
Armonk, New York 10504
March 12, 2012

Dear Stockholders:

You are cordially invited to attend the Annual Meeting of Stockholders on Tuesday, April 24, 2012 at 10 a.m., in the Charleston Area Convention Center, North Charleston, South Carolina.

At this year's Annual Meeting, you will once again be asked to provide an advisory vote on executive compensation. The Board's recommendation on this item is set forth in the proposal, and your support is important.

Stockholders of record can vote their shares by using the Internet or the telephone. Instructions for using these convenient services are set forth on the enclosed proxy card. You also may vote your shares by marking your votes on the enclosed proxy card, signing and dating it, and mailing it in the enclosed envelope. If you will need special assistance at the meeting because of a disability, please contact the Office of the Secretary, International Business Machines Corporation, Armonk, NY 10504.

Very truly yours,

Samuel J. Palmisano
Chairman of the Board

Your vote is important.

Please vote by using the Internet, the telephone, or by signing, dating, and returning the enclosed proxy card.

Exhibit C

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

18. Assuming there is a proper quorum of shares represented at the meeting, how many shares are required to approve the proposals being voted upon in this Proxy Statement?
The table below reflects the vote required in accordance with the laws of New York State:

Proposal	Vote required	Do abstentions count as votes cast?	Is broker discretionary voting allowed?
Election of Directors	Majority of votes cast	No	No
Ratification of appointment of Pricewaterhouse-Coopers LLP	Majority of votes cast	No	Yes
Management Proposal on Advisory Vote on Executive Compensation*	Majority of votes cast	No	No
Stockholder Proposals*	Majority of votes cast	No	No

* Advisory and non-binding

19. Who tabulates the votes?
Votes are counted by employees of Computershare Trust Company, N.A., IBM's transfer agent and registrar, and certified by the Inspectors of Election (who are employees of IVS Associates, Inc.).

20. Where can I find the voting results of the Annual Meeting?
The Company intends to announce the preliminary voting results at the Annual Meeting and publish the final results on our website. In addition, the Company will include voting results on a Form 8-K shortly after the Annual Meeting.

21. Will my votes be confidential?
Yes. All stockholder meeting proxies, ballots and tabulations that identify individual stockholders are kept confidential and are not available for examination. In addition, the identity or the vote of any stockholder is not disclosed except as required by law.

22. How do I submit a proposal for inclusion in IBM's 2013 proxy material?
Stockholder proposals may be submitted for IBM's 2013 proxy material after the 2012 Annual Meeting and must be received at our corporate headquarters no later than November 12, 2012. Proposals should be sent via registered, certified or express mail to: Office of the Secretary, International Business Machines Corporation, New Orchard Road, Mail Drop 301, Armonk, NY 10504.

Management carefully considers all proposals and suggestions from stockholders. When adoption is clearly in the best interest of the Company and stockholders, and can be accomplished without stockholder approval, the proposal is implemented without inclusion in the Proxy Statement. Examples of stockholder proposals and suggestions that have been adopted over the years include stockholder ratification of the appointment of an independent registered public accounting firm, improved procedures involving dividend checks and stockholder publications, and changes or additions to the proxy materials concerning matters like abstentions from voting, appointment of alternative proxy, inclusion of a table of contents, proponent disclosure and secrecy of stockholder voting.

23. How do I submit an item of business for the 2013 Annual Meeting?
Stockholders who intend to present an item of business at the 2013 Annual Meeting of Stockholders (other than a proposal submitted for inclusion in the Company's Proxy Statement) must provide notice of such business to the Company's Secretary no earlier than October 13, 2012 and no later than November 12, 2012, as set forth more fully in the Company's by-laws.

24. I did not receive a copy of the Annual Report. How can I get one?
Stockholders of record who did not receive an IBM Annual Report or who previously elected not to receive one for a specific account may request that IBM mail its Annual Report to that account by writing to our transfer agent, Computershare Trust Company, N.A. (address and phone number in Question 10 above). If you are not a stockholder of record and did not receive an Annual Report from your bank, broker or other intermediary, you must contact your bank, broker or other intermediary directly.

25. What is "Householding" and does IBM do this?
Householding is a procedure approved by the SEC under which stockholders who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of a company's proxy statement and annual report from a company, bank, broker or other intermediary, unless one or more of these stockholders notifies the company, bank, broker or other intermediary that they wish to continue to receive individual copies. At the present time, IBM does not "household" for any of our stockholders of record. However, as explained below, your bank, broker or other intermediary may be householding your account if you hold your shares in street name.